BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 1313/2021-SLS, dated 09.27.2021 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 09/28/2021, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
09/14/2021	24.77	23.80	24.98	24.07	23.89	-2.88	22,136	6,863,200	165,202,278.00
09/15/2021	23.89	23.47	23.89	23.73	23.88	-0.04	11,723	4,156,400	98,646,769.00
09/16/2021	23.59	23.52	23.95	23.65	23.64	-1.00	16,414	4,562,500	107,893,611.00
09/17/2021	23.68	23.14	23.68	23.25	23.14	-2.11	17,803	7,547,200	175,467,780.00
09/20/2021	22.51	22.38	22.98	22.79	22.82	-1.38	20,919	6,423,600	146,414,986.00
09/21/2021	22.99	22.76	23.45	23.19	23.01	0.83	13,524	4,242,600	98,365,443.00
09/22/2021	23.19	22.82	23.44	23.15	23.04	0.13	15,724	4,844,200	112,141,389.00
09/23/2021	23.10	22.96	23.97	23.72	23.92	3.81	15,192	4,470,900	106,064,676.00
09/24/2021	23.74	23.72	24.73	24.38	24.56	2.67	18,444	6,094,800	148,587,938.00
09/27/2021*	24.51	24.51	26.38	25.99	26.28	7.00	41,354	12,378,400	321,743,754.00

* Updated until 16h33.”

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, September 27, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.